UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K  [  ] Form 20-F   [ ] Form 11-K    [ ] Form 10-Q
              [ ] Form 10-D  [  ] Form N-SAR  [X] Form N-CSR

         For Period Ended:  June 30
                            -------

         [   ]  Transition Report on Form 10-K
         [   ]  Transition Report on Form 20-F
         [   ]  Transition Report on Form 11-K
         [   ]  Transition Report on Form 10-Q
         [   ]  Transition Report on Form N-SAR

         For the Transition Period Ended:  ________________

         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                         Morgan Keegan Select Fund, Inc.
                         -------------------------------
                             Full Name of Registrant

                              50 North Front Street
                              ---------------------
            Address of Principal Executive Office (Street and Number)

                                Memphis, TN 38103
                                -----------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

Registrant, with respect to Regions Morgan Keegan Select High Income Fund, Regions Morgan Keegan Select Intermediate Bond Fund and Regions Morgan Keegan Select Short Term Bond Fund (the "Funds"), is unable to complete its Form N-CSR and to transmit its annual report to shareholders for the fiscal year ended June 30, 2007 within the prescribed time periods without unreasonable effort or expense. Recent instability in the markets for fixed income securities has necessitated a more extensive process for verification of the values of certain of the portfolio securities held by the Funds at the June 30 fiscal year-end in order to assure that this information will be accurately reflected in the Funds' audited financial statements. Registrant expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date. Pursuant to Rule 30e-1(e) under the Investment Company Act of 1940, Registrant is concurrently requesting the Commission to extend the prescribed time period in which it is required to transmit its annual report to shareholders for a similar period of time.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Jennifer Gonzalez                    (202) 778-9286
         ------------------                   -----------------------------
         (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). Yes X   No ____


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Morgan Keegan Select Fund, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 30, 2007                        /s/ J. Thompson Weller
                                              -----------------------
                                              By:  J. Thompson Weller
                                              Title:  Treasurer



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